                                                                     EXHIBIT 5.2

                             [OneWorld Systems Logo]


FOR IMMEDIATE RELEASE


Contact:
        Heidi Palmer
        OneWorld Systems, Inc.
        Phone: (408)523-2204
        Email: heidi_palmer@oneworldsystems.com



             ONEWORLD SYSTEMS ANNOUNCES $10 MILLION IN NEW FINANCING Integral Capital Partners and Hambrecht & Quist Are Lead Investors

SUNNYVALE, Calif., - March 3, 1999 - OneWorld Systems,(TM) Inc. (OTCBB: OWLD) announced today that it will receive $10 million in financing from Integral Capital Partners, a leading technology investment firm based in Menlo Park, California, and from Hambrecht & Quist, a leading investor and underwriter for technology growth companies. Kevin Compton, partner at Kleiner Perkins Caufield & Byers, is also participating in this financing.

        In a private placement, the company is selling 620,000 Units at a cost of approximately $16.30 per unit. Each Unit consists of 13 shares of newly issued and unregistered Common Stock, and 5 shares of newly issued and unregistered Series A Preferred Stock. Each share of Series A Preferred Stock is convertible into 10 shares of the Company's Common Stock. The transaction is expected to close in the next few days upon the routine exchange of final documents.

        "Our investment approach is to invest in companies that are in exploding market segments and who are changing the rules of the game," said Roger McNamee, general partner of Integral Capital Partners. "According to IDC/LINK, there are over 1.1 million small businesses with local area networks and that number is expected to double by the year 2001. OneWorld Systems has a long-standing history of making communications products that are more integrated and fundamentally easier to use than competing products. Armed with hot new products and a new team of investors, OneWorld is poised to rewrite the rules in small business data communications," McNamee added.

                                     -more-

OneWorld Systems Closes $10 Million in New Financing                     Page 2

        "Hambrecht & Quist, making its first investment from its new Access Technology Partners, L.P. fund, is excited about the investment and business opportunity represented by OneWorld Systems," said Daniel H. Case III, Chairman and CEO, Hambrecht & Quist. "We believe in OneWorld's products and the market opportunity they have to provide sophisticated 'big business' communications solutions without the 'big business' costs and complexities. We think that the management team understands the unique network communications needs of small business and believe that OneWorld's servers can, and will, be widely adopted," Case added.

        "The OneWorld Systems management team has the knowledge and depth of experience to make the company a market leader in the small business network communications segment," said Kevin Compton, partner at Kleiner Perkins Caufield & Byers, and a member of the company's Board of Directors since 1992. "The OneWorld(R) Network Communications Server products are designed specifically for small business, have the capabilities that small businesses require today, and provide a platform for growth and scalability. This infusion of capital will boost OneWorld Systems' ability to capture the attention, and sales, of the small business as they enter a new, more sophisticated stage of communications for their growing businesses," Compton added.

        "We are extremely pleased to have such prestigious financial investors as Integral Capital and Hambrecht & Quist," said Neil Selvin, president and chief executive officer, OneWorld Systems. "This additional financing will fuel our growth and allow us to continue to expand our channel sales, marketing and R&D efforts. We anticipate implementing new channel partner programs, increasing direct marketing activities and developing awareness building campaigns over the next year. We are executing our business plan and look forward to working closely with our new investors," said Selvin.

        "We have already experienced success in several small business vertical markets, including such diverse industries as advertising agencies and state and local government. For example, premier advertising agencies such as Goodby, Silverstein & Partners in San Francisco and TBWA Chiat/Day Toronto, have adopted the OneWorld Network Communications Server for their wide area communications needs. In the government market, The City of Stockton, California and the Riverside County (California) Transportation Commission have adopted the OneWorld server for remote access and fax communications. The unique capabilities of the OneWorld products will give each of these organizations the ability to expand services, increase communications speed, and add user support as they continue to grow," said Selvin.

                                     -more-

OneWorld Systems Closes $10 Million in New Financing                     Page 3

OneWorld Servers Provide Big Business Communications without the Big Business Costs

        The OneWorld Network Communications Server product family has several unique features that implement communications technologies specifically with the needs of the growing office in mind:

Versatile - A company can choose the communications services that are needed now (desktop faxing, remote access, Internet access and/or network modem) and upgrade to additional communications services as they need them.

Expandable - Equipped with four 56K analog modems in all models, the OneWorld servers are expandable to eight 56K analog modems, ISDN or T1 connectivity as a company's needs grow.

        In addition, the OneWorld Network Communications Servers includes several features that reflect the company's attention to a small business' sensitivity to capital costs and monthly expenses:

Multi-function Server - Because the OneWorld Servers integrate multiple communications functions into one product, it costs dramatically less than purchasing individual fax, remote access, Internet routing and network modem equipment. Some estimates indicate that the OneWorld Servers are half the price of what a collection of competitive, single-function solutions cost.

Dynamic Port Allocation - By dynamically sharing analog telephone lines among all fax, remote access, Internet routing and data communications traffic, fewer phone lines are needed and are used more efficiently instead of being dedicated to one type of function and sitting idle when not being used by that function.

Client Software - Small businesses don't want to pay again and again to increase the number of users of a product as their business grows. The award-winning FaxWorks(TM) and GlobalFax(TM) fax software applications are included at no extra charge, with unlimited client usage.

Client Support - The OneWorld Network Communications Servers are the only full function communications servers to support all of the key communications functions for both Windows and Macintosh users on the network.

                                     -more-

OneWorld Systems Closes $10 Million in New Financing                     Page 4

Administration Software - Small businesses don't always have the expertise, or the time, to learn multiple administration software packages for all of their communications equipment. The OneWorld servers are easy to administer through a single, intuitive, user interface that lets a network administrator add, delete or modify all communications services for all users all in one place. All-inclusive - The OneWorld Network Communications Servers include all the hardware, software and modems needed to get started. Businesses just need to provide the phone lines!

About OneWorld Systems

        OneWorld Systems, Inc. is headquartered in Sunnyvale, California and develops and manufactures products that enhance and simplify wide-area data communications for the small and medium size office markets. OneWorld Network Communications Servers combine desktop faxing, remote access and Internet access in a single server and are designed to be versatile, easy to use, cost-effective and expandable as small offices grow. Formerly known as Global Village Communication, the company is traded on the Over The Counter Bulletin Board (OTCBB) under the ticker symbol OWLD. For more information, visit the company's website at http://www.oneworldsystems.com.

        Portions of this news release contain forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties.

        The Company has no significant revenues at present and is incurring losses. In order to market its products successfully, the Company will have to develop and expand its Value-Added Reseller channel. Commercial acceptance of the Company's products is also dependent on certain factors including the Company's sales and marketing efforts, technical reviews by third parties, introductions of new technologies or standards, performance of the Company's distributors and suppliers and announcements by the Company's competitors. Many of the Company's competitors have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base, than the Company. In addition, the Company may face pricing pressure, which could lead to reductions in the average sales prices for the Company's products and could have a material adverse effect on gross margins. There is no assurance that the Company will ever achieve significant revenues or profitability.

                                      # # #

Note to Editors: OneWorld is a registered trademark and OneWorld Systems and the OneWorld Systems logo are trademarks of OneWorld Systems, Inc., which may be registered in some countries. All other brand names and trademarks mentioned in this document are properties of their respective owners.